Exhibit 4.5
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC   20549
Commissioners:
We are aware that our compilation report dated June 29, 2006 on the unaudited pro forma financial information of Inco Limited as at March 31, 2006 and for the year ended December 31, 2005 and for the three months ended March 31, 2006 was included in Amendment No. 6 to the Registration Statement on Form F-8 dated on or about July 14, 2006 and the Registration Statement on Form F-8 dated on or about July 14, 2006.
Yours very truly,
/s/  PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
July 14, 2006
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International
Limited, each of which is a separate and independent legal entity.